UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AILERON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

00887A 10 5

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 00887A 10 5	13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,431,519
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,431,519
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,519 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% of the shares of Common Stock (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated June 28, 2017(the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2017 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 00887A 10 5	13D	Page 3 of 4

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on July 10, 2017 (as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed for the sole purpose of including Exhibit 2, Lock-Up Agreement dated as of March 23, 2017, entered into by and between the Representatives and S.R. One, which was inadvertently omitted from the Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Name
2	Lock-Up Agreement, dated as of March 23, 2017, entered into by and between the Representatives and S.R. One.

Cusip No. 00887A 10 5	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2017

GLAXOSMITHKLINE PLC

By: /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory